Exhibit 99.1

DIGINEX LIMITED

(Incorporated in the Republic of Singapore)

(Company Registration Number 201932954C)

PROXY STATEMENT

for the

ANNUAL GENERAL MEETING

of

DIGINEX LIMITED

To be held virtually at www.virtualshareholdermeeting.com/EQOS2021 (the “VSM Platform”)

on September 29, 2021 (Wednesday)

at 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time)

PART I – INFORMATION ABOUT THE ANNUAL GENERAL MEETING

We are furnishing this Proxy Statement, dated as of August 27, 2021 (the “Proxy Statement”), in connection with the solicitation by the Company’s board of directors (the “Board” or “Directors”) of proxies to be voted at the Annual General Meeting of the Company’s shareholders, to be held virtually on the VSM Platform on September 29, 2021 (the “AGM”), or at any adjournments thereof, for purposes of voting on the proposals to be considered at the AGM (the “Proposals”), as set forth in the Notice of Annual General Meeting of Shareholders, dated as of August 27, 2021, accompanying this Proxy Statement (the “AGM Notice”).

Unless the context requires otherwise, references in this Proxy Statement to “the Company”, “Diginex”, “Eqonex”, “we”, “us”, “our” and similar terms, shall mean DIGINEX LIMITED, together with its subsidiaries and associated companies (collectively, the “Group”).

This Proxy Statement and the AGM Notice are each being published for the benefit of all holders of the Company’s ordinary shares (“Company Shares”), are being posted on the Company’s website and will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K. If you are a beneficial shareholder holding the Company Shares other than in registered form as a “shareholder of record”, that is, if you hold the Company Shares in “street name” as, or through, a participant in the Depositary Trust Company (the “DTC”), the Company has fixed the close of business (Eastern Time) on August 2, 2021, (the “Record Date”) as the record date for determining whether you are entitled to receive printed copies of this Proxy Statement and the AGM Notice.

This Proxy Statement and the AGM Notice will be distributed on or about August 30, 2021 to its shareholders of record and beneficial shareholders (collectively “Company Shareholders”) as of the Record Date. The Company will bear the cost of the preparation and mailing of these proxy materials and the solicitation of the proxies and will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding these solicitation materials to the Company Shareholders.

Quorum and Required Vote.

●	Quorum: Pursuant to Regulation 69 of the Constitution, given the Company has two (2) or more members, the quorum required for the AGM shall consist of at least two (2) shareholders present in person or by proxy or by attorney, representing in aggregate not less than one-third of the total voting rights of all members having the right to vote at the AGM. Accordingly, it is important that your Company Shares be represented at the AGM.

●	Required Vote: The affirmative vote by at least three-fourths (3/4) of the members present and voting (by appointing the Chairman of the AGM as proxy) is required at the AGM, to approve the proposed special resolutions contained in Proposals 5 and 6. The affirmative vote by at least a majority of the member present and voting (by appointing the Chairman of the AGM as proxy) is required at the AGM, to approve the proposed ordinary resolutions contained in Proposals 1 to 4.

Abstentions and Broker Non-Votes.

Under the laws of Singapore, abstentions and “broker non-votes” are considered present and entitled to vote for the purpose of determining whether a quorum is present at the AGM.

Abstentions will not be counted in the tabulation of votes cast on a Proposal and are therefore not counted for purposes of determining whether a Proposal has been approved.

A “broker non-vote” will not be counted in the tabulation of votes cast on the relevant Proposal and is therefore not counted for purposes of determining whether such Proposal has been approved. A “broker non-vote” occurs when a bank, broker or other nominee holding shares on behalf of a beneficial owner may not vote ordinary shares held by it because it (i) has not received voting instructions from the beneficial owner of those shares and (ii) lacks discretionary voting power to vote those shares. Please note if you are a beneficial owner, your broker, bank, nominee or other institution is only entitled to vote your shares on “routine matters” or “ordinary business” if it does not receive voting instructions from you. For the avoidance of doubt, the Proposals listed below are not “routine matters” or “ordinary business” for purposes of the broker vote:

●	Proposal 3 (Ordinary Resolution) – To approve the renewal of the general share issue mandate granted to the Board for the issue of ordinary shares in the Company;

●	Proposal 4 (Ordinary Resolution) – To authorize the offer and granting of equity compensation awards (“Awards”), including in the form of restricted share units (“RSUs”), in accordance with the provisions of the Company’s 2020 Omnibus Incentive Plan (as amended from time to time) (the “2020 Incentive Plan”);

●	Proposal 5 (Special Resolution) – To approve changing the Company’s name from “DIGINEX LIMITED” to “EQONEX LIMITED” (the “Name Change”); and

●	Proposal 6 (Special Resolution) – To approve proposed amendments to the Company’s constitution (“Constitution”) for purposes of (i) shortening the notice period required for Board meetings under Regulation 111 of the Constitution, and (ii) reflecting the Name Change, subject to and conditional upon Proposal 5 above being duly approved.

Persons Entitled to Vote on the Proposals at the AGM.

●	Shareholders of Record: The Company has convened an AGM to be held on September 29, 2021 (Wednesday) to consider and vote upon the Proposals. You are entitled to vote at the AGM if you are a shareholder of record holding the Company Shares in your own name and registered in the Company’s register of members as maintained by VStock Transfer, LLC (“VStock”) as at the Record Date. Each outstanding Company Share that you own entitles you to one vote on a poll.

●	Beneficial Shareholders: If you hold the Company Shares other than in registered form as a “shareholder of record” (i.e. if you hold the Company Shares in “street name” as, or through, a participant in the DTC, a bank, a broker or a nominee), in order for your vote to be counted at the AGM, you must have been a Company Shareholder as at the Record Date.

Manner of Voting.

Whether you plan to attend the AGM or not, we urge you to vote by proxy.

Proxies. Shareholders of Record:

●	Each shareholder of record entitled to attend and vote at the AGM may appoint the Chairman of the AGM as his/her proxy to attend, speak and/or vote on his or her behalf. The Chairman of the AGM in acting as a proxy need not be a shareholder of record. For the avoidance of doubt, returning the proxy card will not affect your right to attend the AGM.

●	Whether or not you plan to attend the AGM, please follow the instructions on the enclosed proxy card to either (i) vote by internet, (ii) vote by phone, or (iii) vote by mail, in each case no later than 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time) on September 26, 2021 (or within such other time as may be required by the Singapore Companies Act and the Company’s Constitution) (the “Cut-Off Time”).

●	If you intend to vote by mail (and therefore returning a physical copy of the proxy card), it must be signed under the hand of the appointor or of his attorney duly authorized in writing. Where the proxy card is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorized. A corporation which is a member may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM.

●	If you sign the proxy card, but do not make specific choices, the proxy holder will vote your Company Shares as recommended by the Company’s Board.

Beneficial Shareholders (NASDAQ):

●	If you hold the Company Shares other than in registered form as a “shareholder of record” (i.e. if you hold the Company Shares in “street name” as, or through, a participant in the DTC, a bank, a broker or a nominee), you have the right to instruct your broker, bank, nominee or other institution on how to vote the Company Shares in your account. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your Company Shares should be voted.

●	Your Company Shares must be voted no later than the Cut-Off Time.

Revocation of Proxy.

●	Shareholders of Record: If you are a “shareholder of record”, you may revoke your proxy at any time prior to the time it is voted by providing appropriate written notice to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 before the Cut-Off Time.

●	Beneficial Shareholders (NASDAQ): If your Company Shares are held in “street name” through a broker, bank, nominee, or other institution, please contact the broker, bank, nominee or other institution which holds your Company Shares to determine how to change or revoke your voting instructions.

Measures to be taken at AGM to Minimize Risk of Spread of COVID-19.

Due to the constantly evolving COVID-19 situation worldwide and in Singapore, the Company may be required to change its arrangements for the AGM at short notice. Shareholders should check the Company’s website at https://group.eqonex.com/ for the latest updates on the status of the AGM.

Registered Office.

Our registered office on record with the Accounting & Corporate Regulatory Authority of Singapore (“ACRA”) is 1 Robinson Road, #18-00 AIA Tower, Singapore (048542).

Singapore Financial Statements; Monetary Amounts.

We have prepared, in accordance with Singapore law, Singapore statutory financial statements, to be delivered to the Company Shareholders prior to the date of the AGM, and which will be furnished to the SEC as part of a Report on Form 6-K. Except as otherwise stated herein, all monetary amounts in this Proxy Statement have been presented in U.S. dollars.

As of the date of this Proxy Statement, the Company does not intend to present, and has not been informed that any other person intends to present, any business for action, other than the Proposals set forth in this Proxy Statement and in the AGM Notice.

PART II – PROPOSALS TO BE CONSIDERED

AT THE ANNUAL GENERAL MEETING

PROPOSAL 1 (Ordinary Resolution):

To approve the Directors’ Statement and the Singapore Statutory Consolidated Audited Financial Statements for the Company’s financial year ended March 31, 2021

The Directors’ Statement and the Singapore Statutory Consolidated Audited Financial Statements for the Company’s financial year ended March 31, 2021 as set out in Exhibit 99.3 (collectively, the “Singapore Financial Statements”) were prepared in accordance with the provisions of the Singapore Companies Act and the Singapore Financial Reporting Standards (International) (SFRS(I)) issued by the Accounting Standards Council which are simultaneously compliant with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The Singapore Financial Statements were audited by UHY Lee Seng Chan & Co., and considered and approved by the Board.

As an ordinary business to be passed as an ordinary resolution at the AGM in accordance with Singapore law, the Board has proposed for the Company Shareholders to consider and approve the Singapore Financial Statements.

The Board recommends the Company Shareholders to vote “FOR”, in favor of Proposal 1 to approve the Singapore Financial Statements.

***

PROPOSAL 2 (Ordinary Resolution):

To approve, for the financial year ending March 31, 2022, the (i) re-appointment of UHY Lee Seng Chan & Co. as the Company’s statutory auditors and for it to hold such office until the conclusion of the 2022 AGM; (ii) re-appointment of UHY LLP as the Company’s auditors for other applicable reporting requirements under the relevant securities rules and regulations which the Company is subject to as a NASDAQ-listed company; and (iii) authorization for the Board (acting through the Audit Committee) to fix the remuneration for UHY Lee Seng Chan & Co. and UHY LLP

For the financial year ended March 31, 2021, UHY Lee Seng Chan & Co. had been appointed as the Company’s statutory auditors on record with ACRA for preparing the Singapore Financial Statements, and UHY LLP had served as the Company’s auditors to assist the Company with complying with applicable reporting requirements under the relevant securities rules and regulations which the Company is subject to as a NASDAQ-listed company. The said audit engagements of UHY Lee Seng Chan & Co. and UHY LLP (collectively, “UHY”) was approved by the Board pursuant to recommendations by the Company’s audit committee (the “Audit Committee”).

Pursuant to section 205(2) of the Singapore Companies Act, any statutory auditor appointed at the annual general meeting of the company shall hold office until the conclusion of the next annual general meeting and shall be entitled to be re-appointed subject to the approval of the Company’s Shareholders at the AGM. As a result, the Board, upon recommendation of the Audit Committee, has approved (subject to Company Shareholders’ approval) the re-appointment of UHY Lee Seng Chan & Co. as the Company’s statutory auditors, and the Board is requesting that the Company Shareholders authorize the Directors (acting through the Audit Committee) to fix the statutory auditors’ remuneration pursuant to section 205(16) of the Singapore Companies Act. In this connection, the Board has also approved, upon recommendation of the Audit Committee, the re-appointment of UHY LLP as the Company’s auditors to assist the Company with complying with applicable reporting requirements under the relevant securities rules and regulations which the Company is subject to as a NASDAQ-listed company.

The said recommendations by the Audit Committee are based on various factors and considerations, including but not limited to:

●	the fact that since the Company’s incorporation, UHY has been involved in auditing the Company’s financial accounts for purposes of complying with applicable reporting requirements in the relevant jurisdictions;
●	the level of UHY’s independence and objectivity;
●	the level of UHY’s global capacity, expertise, and reputation;
●	historical and recent performance of UHY and the Company’s level of satisfaction of UHY’s services; and
●	competitiveness and delivered value of quoted fees by UHY.

The Audit Committee has advised the Board that, in its opinion, the services rendered by UHY during the financial year ended March 31, 2021 are satisfactory when measured against the above factors. On such basis, the Audit Committee has therefore recommended that, for the financial year ending March 31, 2022: (i) UHY Lee Seng Chan & Co. be re-appointed as the Company’s statutory auditors on record with ACRA for purposes of preparing the Company’s Singapore statutory consolidated audited financial statements, and (ii) UHY LLP be re-appointed as the Company’s auditors for other applicable reporting requirements under the relevant securities rules and regulations which the Company is subject to as a NASDAQ-listed company.

The Board recommends the Company Shareholders to vote “FOR”, in favor of Proposal 2 to approve, for the financial year ending March 31, 2022, the (i) re-appointment of UHY Lee Seng Chan & Co. as the Company’s statutory auditors and for it to hold such office until the conclusion of the 2022 AGM; (ii) re-appointment of UHY LLP as the Company’s auditors for other applicable reporting requirements under the relevant securities rules and regulations which the Company is subject to as a NASDAQ-listed company; and (iii) authorization for the Board (acting through the Audit Committee) to fix the remuneration for UHY.

***

PROPOSAL 3 (Ordinary Resolution):

To approve the renewal of general share issue mandate granted to the Board for the issue of ordinary shares in the Company

The Company is incorporated in the Republic of Singapore. Under Singapore law, the Board may only issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares, with the prior approval from our shareholders.

The Board is of the view that it is advisable and in the best interests of the Company for the Company Shareholders to renew the general mandate for the Board to issue ordinary shares and to make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

If this Proposal 3 is approved, the authorization would be effective from the date of the AGM until the earlier of (i) the conclusion of the Company’s annual general meeting in 2022 (the “2022 AGM”) or (ii) the expiration of the period within which the 2022 AGM is required by law to be held. The 2022 AGM is required to be held within six months after the Company’s financial year ending March 31, 2022 (except that Singapore law allows for a one-time application for an extension of up to a maximum of sixty (60) days to be made with ACRA).

As of the date of this Proxy Statement, other than issuances of ordinary shares or agreements that would require the issuance of new ordinary shares in connection with our equity compensation plans and arrangements under the 2020 Incentive Plan (see Proposal 4 below), we have no specific plans, agreements or commitments to issue any ordinary shares for which approval of this Proposal 3 is required, other than in the ordinary course of business. Nevertheless, the Board believes that it is advisable and in the best interests of the Company for the Company Shareholders to provide this general authorization in order to avoid the delay and expense of obtaining shareholder approval at a later date and to provide the Company with greater flexibility to pursue strategic transactions and acquisitions and to raise additional capital through public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares.

The Board recommends the Company Shareholders to vote “FOR”, in favor of Proposal 3 to approve the renewal of general share issue mandate granted to the Board for the issue of ordinary shares in the Company.

***

PROPOSAL 4 (Ordinary Resolution):

To authorize the offer and grant equity compensation awards (“Awards”), including in the form of restricted share units (“RSUs”), in accordance with the provisions of the Company’s 2020 Omnibus Incentive Plan (as amended from time to time) (the “2020 Incentive Plan”) and to issue shares under the 2020 Incentive Plan

The Company has adopted the 2020 Omnibus Incentive Plan (the “2020 Incentive Plan”) which was approved by written resolution passed by the Board on September 30, 2020 and the written resolution by the Company’s sole shareholder on September 30, 2020.

Section 161 of the Companies Act (Cap 50) (the “Singapore Companies Act”) provides that notwithstanding anything in the Company’s Constitution, the Directors shall not, without the approval of the Company in general meeting, exercise any power of the Company to issue shares and such approval may be granted in respect of the exercise of the power of the Company to issue shares generally. Any approval granted under section 161 of the Companies Act shall continue in force until (a) the conclusion of the annual general meeting commencing next after the date on which the approval was given or (b) the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is the earlier; but any approval may be previously revoked or varied by the company in general meeting.

Following from the above, the Company now seeks shareholders approval for the Directors of the Company to be authorised and empowered to offer and grant the Awards and RSUs under the 2020 Incentive Plan and to issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the vesting of the Awards and RSUs granted by the Company under the 2020 Incentive Plan, whether granted during the subsistence of this authority or otherwise, provided always that the aggregate number of shares to be issued under the 2020 Incentive Plan shall not exceed 15% of the total number of issued ordinary shares issued subject to compliance with all applicable laws and calculated on the basis of the total number of shares assuming all convertible securities are converted or exchanged and all rights, options or warrants to subscribe for or acquire shares are exercised and including all shares authorized for future issuance or grant under any equity incentive, share option or similar plan of the Company as of the effective date of the 2020 Incentive Plan.

This authority shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the 2022 AGM or the date by which the 2022 AGM is required by law to be held, whichever is earlier.

The Company intends to continue to rely upon equity as a component of compensation. If shareholder approval is not granted to authorize the Directors to offer and grant the Awards and the RSUs pursuant to the 2020 Incentive Plan and to issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the vesting of the Awards and the RSUs, the Company would have to review its compensation practices, and would likely have to substantially increase our cash compensation to retain key personnel. The Board expects that the Company will continue to offer and grant Awards including in form of RSUs pursuant to the 2020 Incentive Plan under circumstances similar to those in the past.

The Board recommends the Company Shareholders to vote “FOR”, in favor of Proposal 4 to authorize the offer and grant of RSUs and other Awards in accordance with the 2020 Incentive Plan and to issue shares under the 2020 Incentive Plan.

PROPOSAL 5 (Special Resolution):

To approve the change in the Company’s name from “DIGINEX LIMITED” to “EQONEX LIMITED”

Effective as of June 16, 2021, we have changed our brand to “EQONEX” (the “Rebranding”), as we were legally obligated to do so in anticipation of the lapse of the royalty-free licence to use the “Diginex” brand by June 30, 2021 in connection with our divestment of Diginex Solutions, the ESG blockchain solutions company, which took place in May 2020. For purposes of aligning the Company’s legal name with the Group’s Rebranding, the Board of Directors has approved the proposal of changing the Company’s legal name from “DIGINEX LIMITED” to “EQONEX LIMITED”, subject to the approval by the Company Shareholders in form of a special resolution (the “Name Change”).

The new EQONEX brand focuses on the crypto element of the business, reflected by the EQONEX Exchange and EQO token, whilst recognizing its history as Diginex. The Rebranding brought all of the Group’s businesses (i.e., our cryptocurrency exchange, custody platform, multi-venue trading business, over-the-counter (OTC) offering, asset management solutions, securitization business, borrowing and lending businesses, as well as our upcoming investment products) under the new brand of EQONEX. In particular:

●	our cryptocurrency exchange has been rebranded from “EQUOS” to “EQONEX”;
●	our upcoming investment products business will be branded EQONEX Investment Products;
●	our borrowing and lending platform has been branded EQONEX Lending; and
●	our multi-venue trading platform has been rebranded from “Diginex Access” to “Access Trading”.

Despite being part of the EQONEX Group: (i) our crypto-asset custodian business (currently registered with the Financial Conduct Authority of the United Kingdom) will continue to operate under the name of Digivault Limited; and (ii) the investment funds set up and managed by our asset management business will retain the branding of Bletchley Park.

For the avoidance of doubt, the Company will remain listed on the NASDAQ under the symbol “EQOS”.

The Board recommends the Company Shareholders to vote “FOR”, in favor of Proposal 5 to approve the Name Change.

***

PROPOSAL 6 (Special Resolution):

To approve the proposed amendments to the Constitution for purposes of (i) shortening the notice period required for Board meetings under Regulation 111 of the Constitution, and (ii) reflecting the Name Change, subject to and conditional upon the Name Change (Proposal 5) being duly approved.

Pursuant to Regulation 111 of the existing Constitution, the Board is required to give at least fourteen (14) days’ prior written notice for purposes of calling a Board meeting. Such longer notice period requirement was more relevant historically, as having physical, in-person meetings of the Board was a prevailing norm or otherwise preferred largely due to the lack of advanced communication technologies. As a result, directors of companies would generally require a longer notice period in order to make timely travel arrangements to physically attend such meetings.

Given the boom and availability of advanced technologies which provide a wide variety of convenient and reliable means to attend Board meetings virtually in an effective manner in recent years, as well as the need for Directors to attend Board meetings remotely to avoid in-person meetings due to COVID-19 precautions and travel restrictions, the Board is of the view that a shorter notice period for calling Board meetings would provide greater flexibility in the decision-making process for the Company as a whole, and the Directors consider that they will be notified sufficiently in advance if provided with a written notice no less than three (3) days prior to the proposed date of any given Board meeting.

In light of the above, the Board proposed to amend Regulation 111 of the Constitution to shorten the notice period required for Board meetings from fourteen (14) calendar days to three (3) calendar days, such that the amended Regulation 111 shall read as follows (amendments are in underline):

“111.	A Director may and the Secretary on the requisition of a Director shall at any time summon a meeting of the Directors. At least three (3) days’ notice in writing (exclusive of the day on which the notice is served or is deemed to be served) of every meeting of the Directors shall be given to every Director. Every such notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be transacted PROVIDED THAT the Directors may waive the requirement for notice or accept shorter notice of any meeting of the Directors.”;

In addition, in the event the Name Change (Proposal 5 above) has been duly approved in form of a special resolution passed by the Company Shareholders, the Board proposes that all references to the Company’s name in the Constitution should be updated to reflect the Name Change.

The Board recommends the Company Shareholders to vote “FOR”, in favor of Proposal 6 to approve the proposed amendments to the Constitution for the purposes of (i) shortening the notice period required for Board meetings from fourteen (14) days to three (3) days, and (ii) reflecting the Name Change, subject to and conditional upon the Name Change (Proposal 5) being duly approved.

PART III – ADDITIONAL INFORMATION

The Company’s Share Registrar and Transfer Agent

VStock Transfer, LLC

Address:

18 Lafayette Pl, Woodmere, NY 11598, United States
Tel: +1 212-828-8436
Fax: +1 646-536-3179
Email: info@vstocktransfer.com

VSM Platform

www.virtualshareholdermeeting.com/EQOS2021

Broadridge may be contacted for further information regarding the VSM Platform:

Broadridge Financial Solutions, Inc.

Address: 51 Mercedes Way, NY 11717, USA

Tel.: +1 516 472-5400

Fax: +1 302 674-5266

Email: BroadridgeIR@broadridge.com

Shareholder correspondences

Shareholder correspondence should be directed to:

Diginex Limited (Investors Relations)

Address: Suites 1206-1209, Level 12, Three Pacific Place, 1 Queen’s Road East, Hong Kong

Tel.: +852 2248-0600

Email: ir@eqonex.com

Additional Information

The Company is subject to ongoing reporting requirements of the U.S. Securities Exchange Act of 1934, as applicable to foreign private issuers, and accordingly, files reports and other information with the SEC which can be found on the SEC’s website at www.sec.gov.

The Company also maintains a website that offers additional information: http://group.eqonex.com/.

Please note that information contained on the said websites is not incorporated by reference into this Proxy Statement.